

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2013

Via E-mail
James D. Frias
Chief Financial Officer
Nucor Corporation
1915 Rexford Road
Charlotte, North Carolina 28211

> **Re: Nucor Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Form 10-Q for Fiscal Quarter Ended June 29, 2013**
> **Filed August 7, 2013**
> **File No. 1-04119**

Dear Mr. Frias:

We have reviewed your response letter dated August 29, 2013, and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Critical Accounting Policies and Estimates, page 35

Equity Method Investments, page 36

1. We note your response to prior comment 1. In 2012 you recognized a $30 million impairment charge on your investment in Duferdofin Nucor. You have disclosed that challenging market conditions in Europe could lead to additional impairment charges that could have a material effect on your results in the near term. The discussion of critical accounting policies in your 2012 Form 10-K does not address the specific methods and assumptions used, apart from the disclosure, "The assumptions that most significantly affect the fair value determination include projected revenues and the discount rate." You have proposed expanding this disclosure by adding, "We calculate estimated fair

value using a probability-weighted multiple scenario income approach consistent with the quantitative analysis described in our goodwill policy above."

In future filings, please expand the proposed disclosure to provide a description of the methods and key assumptions used, including:

- Disclosure of the "best case," "base case," and "recessionary case" scenarios described in your supplemental response, along with the weighting;
- An explanation of the degree of uncertainty associated with the key assumptions and how these cases differ from past historical results. The discussion should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time), with quantified information where available and useful to an investor's understanding of the risk of potential additional impairment;
- Additional assumptions that are key to your testing;
- A description of how the key assumptions were determined.

In addition, please tell us and disclose in future filings the percentage by which the estimated fair value exceeded carrying value as of the date of the most recent test. The objective of the proposed disclosure is to provide information for investors to assess the probability of a future material impairment charge and to address the material implications of uncertainties associated with the methods, assumptions and estimates underlying the company's critical accounting measurements. Refer to S-K 303(a)(3)(ii) and Section V of Interpretive Release No. 33-8350. Provide us with an example of your intended future disclosure.

Form 10-Q for Fiscal Quarter Ended June 29, 2013

Note 6 – Equity Investments, page 8

All Equity Investments, page 9

2. We note the disclosure on page 10 of your Form 10-Q for the quarter ended June 29, 2013, concerning continuing challenges in the European steel market and that "…it is reasonably possible that based on actual performance in the near term the estimates used in our fourth quarter valuation could change and result in further impairment of our investment in Duferdofin Nucor." In future filings please provide specific, quantified information where available and useful to an investor's understanding of the probability of a future material impairment charge. For example, such information could include analysis of material shortfalls between actual results and the near-term assumptions underlying your fair value method at the last date of testing.

You may contact Thomas D'Orazio at (202) 551-3825 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief